EXHIBIT Q

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2002 on Form 18-K filed with the SEC on August 22, 2003, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

International Monetary Fund (IMF)

On December 15, 2003, the IMF announced that its Executive Board had approved an extension for one year of Brazil’s existing standby facility. A total of SDR 10.1 billion (approximately US$14.8 billion) is available under the facility, composed of SDR 5.6 billion (approximately US$8.2 billion) in unused amounts under the existing facility and SDR 4.5 billion (approximately US$6.6 billion) in additional funds. In addition, the IMF extended by one year repurchases of SDR 4 billion (approximately US$5.8 billion) that Brazil would otherwise have been required to make in each of 2005 and 2006. In its Letter of Intent relating to the extended and augmented facility, Brazil stated that the maintenance of sound fiscal and monetary policies lay at the core of its program for 2004, including a primary surplus target of 4.25% of GDP for 2004.

On June 18, 2004, the IMF announced that it had completed the seventh review of Brazil’s performance under the standby facility. The IMF stated that Brazil had satisfied all performance criteria under the facility. As of June 18, 2004, Brazil had drawn SDR 17.2 billion (approximately US$25.2 billion) of the SDR 27.4 billion facility. The Government has advised the IMF that it considers the arrangement precautionary and does not intend to draw on the most recent installment under the facility.

Recent Political Developments

On December 19, 2003, Brazil’s Chamber of Deputies and Senate approved Constitutional Amendment No. 41, which sets forth changes to Brazil’s social security system, including:

•	an increase in the minimum retirement age for all civil servants from 48 to 55 years for women and from 53 to 60 years for men;

•	a cap on the amount of pensions paid to widows and orphans (to age 21) of civil servants of R$2,400 per month plus 70% of the amount over R$2,400 per month to which the deceased retiree would have been entitled;

•	the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the amount of the employee’s salary;

•	a requirement that retired civil servants contribute to the social security system 11% of the amount by which the retired employee’s pension exceeded R$1,440 per month in the case of federal retirees and R$1,200 per month in the case of retired state and municipal civil servants;

•	the establishment of specific caps on pensions paid to civil servants at all levels of government, including a R$2,400 per month limit on pensions paid to civil servants hired after the bill is approved; and

•	a cap on social security system pensions paid to private sector retirees of R$2,400 per month.

The changes to the social security system described above have become effective, do not require additional legislation and are intended to reduce over time the consolidated deficit in the pension system, which reached 5.2% of GDP in 2001 and 5.4% of GDP in 2002.

The Brazilian Supreme Court is considering a challenge to the constitutionality of the imposition of the contribution requirement on retired employees’ pensions.

Certain amendments to the Government’s social security reform bill have been approved by the Senate in a separate, parallel bill. The parallel bill has been sent to the Chamber of Deputies for its approval. The bill will have to be approved by an absolute three-fifths majority in two rounds of voting in the Chamber of Deputies to become effective. The parallel bill includes:

•	provisions to restore parity between the salaries of pensioners and working civil servants having a tenure of at least 20 years, but only with respect to persons employed as civil servants at the time the reforms are enacted;

•	transition rules for civil servants with at least 30 years (in the case of women) or 35 years (in the case of men) of service; and

•	provisions permitting State governors to enact State laws to address imbalances resulting from the pension and salary caps under Constitutional Amendment No. 41.

On April 30, 2003, the Government submitted to Congress a new tax reform bill. On December 19, 2003, the Chamber of Deputies and the Senate approved an amended tax reform bill in the form of Constitutional Amendment No. 42. Constitutional Amendment No. 42 provides for, among other things:

•	the extension to 2007 of the provisional financial contribution transaction levy (“CPMF”) and the Delinking of Central Government Revenues (“DRU”), which permits the reallocation of 20% of certain tax revenues that the federal Government would otherwise be required to devote to specific program areas under the Constitution;

•	the exempting of exports from the tax on the circulation of goods and services (“ICMS”) and the establishment of a fund to compensate States for lost ICMS revenue resulting from that exemption;

•	the imposition of the contribution for the financing of social security (COFINS) only at the final stage of the production process, rather than at each stage of that process;

•	a reduction of the tax on industrial products (IPI) on imports of capital goods; and

•	a requirement that the federal Government transfer to States and municipalities 25% of the revenues from the federal contribution on fuel (CIDE).

The extension of the CPMF and the DRU have become effective and do not require additional legislation. In addition, the COFINS rate was increased to 7.6% from 3% effective February 1, 2004 pursuant to Law No. 10,833 dated December 29, 2003. Certain other measures in Constitutional Amendment No. 42 require the passage of ordinary legislation for their implementation. Ordinary legislation requires approval by a simple majority in each house of Congress.

The Senate approved in a separate measure legislation to establish five national ICMS rates that may be assessed by all States. This reform had been part of the Government’s original bill but was modified by the Senate following its approval by the Chamber of Deputies. This measure will have to be approved by an absolute three-fifths majority in two rounds of voting in the Chamber of Deputies to become effective. The Chamber of Deputies will also consider a proposed Constitutional amendment authorizing the Senate to introduce legislation to create a new national value-added tax to replace certain federal and State taxes, including ICMS and the IPI. If the Chamber of Deputies approves the proposed amendment, the Senate will be authorized to propose a further Constitutional amendment providing for the creation of the new value-added tax. This further amendment would have to be approved by an absolute three-fifths majority in two rounds of voting in each of the Chamber of Deputies and the Senate to become effective.

On June 1, 2004, the Government announced that it would seek income tax reductions for the second half of 2004 in order to stimulate the economy. The reduction is to be achieved by granting each individual subject to personal income tax a R$100 monthly tax exemption for monthly salaries received from August 1, 2004 to December 31, 2004, as well as for the special, year-end “thirteenth month” salary. The Government expects the cost of the exemption to be approximately R$500 million in decreased tax revenues.

On October 15, 2003, the Chamber of Deputies approved a proposed bankruptcy law that had been in the Congress for ten years, as well as changes to the tax code that would, among other things, give secured credits (such as those held by banks) the same priority as tax claims and end a “tax succession” doctrine that makes a purchaser of assets from a bankrupt company responsible for certain of the bankrupt company’s tax obligations after the acquisition. On June 17, 2004, the Brazilian Senate approved an amended version of the legislation. The Senate’s version restored a proposed cap on claims by employees for such things as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals. The Chamber of Deputies must approve the amended legislation for it to become effective.

Following allegations of corruption involving a former head of the State of Rio de Janeiro’s lottery company and links to campaign fundraising, the Government issued Provisional Measure No. 168, dated February 20, 2004 closing all bingo houses in the country. However, the Senate failed to ratify the Provisional Measure in a vote on May 5, 2004. Provisional measures (medidas provisórias) have the force of law, but lapse if they are rejected or are not enacted into law by Congress within sixty days of their issuance (extendible to 120 days under certain circumstances).

On March 30, 2004, the Government announced that it intended to increase by R$ 1.7 billion the amount allocated to land reform. In April 2004, the Landless Movement (Movimento dos Trabalhadores Rurais Sem Terra, or MST) invaded more than 100 tracts of land, including productive agricultural land owned by foreign and domestic businesses. The invasions were relatively short-lived.

In connection with pay negotiations with unions for public sector employees, certain union members, including employees of the federal police, the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS) and the tax service (Receita Federal), went on strike in April and May 2004. Following these negotiations, the strikes ceased.

Balance of Payments; Foreign Trade; International Reserves

During 2003, Brazil achieved a trade surplus of US$24.8 billion, the highest registered for any year, compared with a US$13.1 billion surplus in 2002. Exports in 2003 totaled approximately US$73.1 billion, a 21.1% increase over the previous year. Imports in 2003 totaled approximately US$48.3 billion, an approximately 2.2% increase over 2002. The strong trade balance contributed to a current account surplus of US$4.1 billion and a US$8.5 billion balance of payments surplus in 2003.

The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Exports (FOB Brazil) by Major Commodity Groups

	1999		2000		2001		2002		2003(1)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Vegetable, Animals and Animal Products	$6,965	14.5%	$6,764	12.3%	$8,608	14.8%	$9,270	15.4%	$12,420	17.0%
Food, Beverage and Tobacco	7,036	14.7	6,213	11.3	7,649	13.1	7,845	13.0	8,841	12.1
Mineral Products	3,570	7.4	4,450	8.1	5,488	9.4	6,432	10.7	7,849	10.7
Chemical Products	2,772	5.8	3,123	5.7	2,799	4.8	3,024	5.0	3,661	5.0
Rubber and Plastics	1,421	3.0	1,731	3.1	1,564	2.7	1,588	2.6	2,127	2.9
Leather and Shoes	2,012	4.2	2,449	4.4	2,643	4.5	2,591	4.3	2,807	3.8
Wood and Furniture	1,392	2.9	1,479	2.7	1,492	2.6	1,767	2.9	2,083	2.9
Paper and Paper Products	932	1.9	969	1.8	969	1.7	923	1.5	1,125	1.5
Textiles and Clothing	1,010	2.1	1,222	2.2	1,306	2.2	1,185	2.0	1,656	2.3
Metals	5,306	11.1	6,171	11.2	5,296	9.1	6,120	10.1	7,693	10.5
Machinery, Appliances and Electrical Equipment	5,783	12.0	7,244	13.2	7,438	12.8	7,320	12.1	8,785	12.0
Transportation Equipment	5,492	11.4	8,057	14.6	8,063	13.8	7,326	12.1	8,150	11.2
Other	4,321	9.0	5,212	9.5	4,907	8.4	4,970	8.2	5,887	8.1

Total	$48,011	100.0	$55,086	100.0	$58,223	100.0	$60,362	100.0	$73,084	100.0

Growth Rate of Exports(%)		(6.1)		14.7		5.7		3.7		21.1

(1)	Preliminary.

Sources: Central Bank and Ministry of Development, Industry and Foreign Trade

Imports (FOB Country of Origin) by Major Commodity Groups

	1999		2000		2001		2002		2003(1)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Food	$2,078	4.2%	$1,915	3.4%	$1,605	2.9%	$1,580	3.3%	$1,406	2.9%
Clothing	639	1.3	668	1.2	655	1.2	509	1.1	499	1.0
Precision Instruments	1,786	3.6	1,969	3.5	2,244	4.0	1,937	4.1	1,886	3.9
Cereals	1,411	2.9	1,447	2.6	1,347	2.4	1,263	2.7	1,617	3.4
Fertilizers	864	1.8	1,273	2.3	1,219	2.2	1,228	2.6	1,711	3.5
Chemical Products	7,889	16.0	8,070	14.5	8,259	14.9	7,655	16.2	8,034	16.6
Wood Paste, Cellulose & Derived Products	1,052	2.1	1,190	2.1	967	1.7	721	1.5	649	1.3
Rubber and Plastic Products	2,344	4.8	2,856	5.1	2,770	5.0	2,663	5.6	2,789	5.8
Steel and Cast Iron	871	1.8	1,013	1.8	1,128	2.0	928	2.0	990	2.1
Non-ferrous Metals	925	1.9	1,056	1.9	1,034	1.9	839	1.8	1,003	2.1
Fuel and Lubricants	5,434	11.0	8,291	14.8	7,726	13.9	6,981	14.8	7,437	15.4
Transportation Equipment	4,653	9.4	4,936	8.8	4,750	8.5	3,471	7.3	3,265	6.8
Machinery and Electrical Equipment	16,579	33.6	18,154	32.5	19,314	34.8	15,197	32.2	14,558	30.2
Other	2,771	5.6	3,000	5.4	2,555	4.6	2,266	4.8	2,415	5.0

Total	$49,295	100.0	$55,839	100.0	$55,572	100.0	$47,237	100.0	$48,260	100.0

Growth Rate of Imports(%)		(14.7)		13.3		(0.5)		(15.0)		2.2

(1)	Preliminary.

Sources: Central Bank and Ministry of Development, Industry and Foreign Trade

The following tables set forth certain information regarding the destination of Brazil’s exports and the sources of its imports for the periods indicated.

Exports (FOB Brazil) by Region

	1999		2000		2001		2002		2003(6)
Item	in $millions	% of total	In $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
EFTA(1)	$389	0.8%	$756	1.4%	$629	1.1%	$618	1.0%	$617	0.8%
LAIA(2)	10,024	20.9	12,151	22.1	11,132	19.1	9,070	15.0	12,314	16.8
Canada	513	1.1	566	1.0	555	1.0	782	1.3	978	1.3
EEC(3)	13,736	28.6	14,784	26.8	14,865	25.5	15,113	25.0	18,102	24.8
Eastern Europe	1,175	2.4	972	1.8	1,699	2.9	1,755	2.9	2,271	3.1
USA(4)	10,849	22.6	13,366	24.3	14,378	24.7	15,535	25.7	16,900	23.1
Japan	2,193	4.6	2,472	4.5	1,986	3.4	2,098	3.5	2,311	3.2
OPEC(5)	2,269	4.7	2,324	4.2	3,354	5.8	3,536	5.9	3,844	5.3
Other	6,864	14.3	7,695	14.0	9,623	16.5	11,855	19.6	15,748	21.5

Total excluding OPEC	$45,742	95.3%	$52,762	95.8%	$54,868	94.2%	$56,826	94.1%	$69,240	94.7%

Total	$48,011	100.0%	$55,086	100.0%	$58,223	100.0%	$60,362	100%	$73,084	100%

Mercosul	$6,778	14.1%	$7,733	14.0%	$6,364	10.9%	$3,311	5.5%	$5,672	7.8%
Argentina	5,364	11.2	6,233	11.3	5,002	8.6	2,342	3.9	4,561	6.2
Paraguay	744	1.6	832	1.5	720	1.2	558	0.9	707	1.0
Uruguay	670	1.4	669	1.2	641	1.1	410	0.7	404	0.6

(1)	European Free Trade Association.
(2)	Latin American Integration Association; excludes Venezuela for the entire period.
(3)	European Economic Community, now the European Union.
(4)	Includes Puerto Rico.
(5)	Organization of Petroleum Exporting Countries, including Venezuela.
(6)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

Imports (FOB Country of Origin) by Region

	1999		2000		2001		2002		2003(6)
Item	in $ millions	% of total	in $ millions	% of total	in $ millions	% of total	in $ millions	% of total	in $ millions	% of total
EFTA(1)	$967	2.0%	$1,040	1.9%	$1,227	2.2%	$1,118	2.4%	$1,209	2.5%
LAIA(2)	8,483	17.2	10,325	18.5	9,254	16.7	7,591	16.1	7,910	16.4
Canada	974	2.0	1,087	1.9	927	1.7	740	1.6	749	1.6
EEC(3)	15,046	30.5	14,070	25.2	14,822	26.7	13,134	27.8	12,687	26.3
Eastern Europe	704	1.4	1,161	2.1	1,113	2.0	919	1.9	1,165	2.4
USA(4)	11,882	24.1	13,033	23.3	13,043	23.5	10,436	22.1	9,725	20.2
Japan	2,576	5.2	2,961	5.3	3,064	5.5	2,348	5.0	2,521	5.2
OPEC(5)	3,744	7.6	4,983	8.9	4,464	8.0	4,132	8.7	4,509	9.3
Other	4,919	10.0	7,179	12.9	7,658	13.8	6,819	14.4	7,785	16.1

Total excluding OPEC	$45,551	92.4%	$50,856	91.1%	$51,108	92.0%	$43,105	91.3%	$43,750	90.7%

Total	$49,295	100.0%	$55,839	100.0%	$55,572	100.0%	$47,237	100.0%	$48,260	100.0%

Mercosul	$6,719	13.6%	$7,795	14.0%	$7,009	12.6%	$5,611	11.9%	$5,686	11.8%
Argentina	5,812	11.8	6,842	12.3	6,206	11.2	4,743	10.0	4,673	9.7
Paraguay	260	0.5	351	0.6	300	0.5	383	0.8	475	1.0
Uruguay	647	1.3	602	1.1	503	0.9	485	1.0	538	1.1

(1)	European Free Trade Association.
(2)	Latin American Integration Association; excludes Venezuela for the entire period.
(3)	European Economic Community, now the European Union.
(4)	Includes Puerto Rico.
(5)	Organization of Petroleum Exporting Countries, including Venezuela.
(6)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

NOTE: Imports are categorized according to the country of origin and not from the country where the product was acquired.

During the first four months of 2004, Brazil registered an accumulated trade surplus of approximately US$8.1 billion, the largest surplus registered for the first four months of any year, versus an accumulated trade surplus of approximately US$5.5 billion for the corresponding period in 2003. Exports for the first four months of 2004 totaled US$26.0 billion, a record high and a 25.4% increase over the corresponding period in 2003, while imports totaled US$17.9 billion, a 17.6% increase from the US$15.2 billion recorded in the corresponding period in 2003. The improvement in the trade balance during the first four months of 2004 resulted in an accumulated current account surplus of approximately US$948 million, compared to a deficit of approximately US$830 million for the corresponding period in 2003. The improved trade balance also resulted in an accumulated balance of payments surplus of approximately US$2.5 billion for the first four months of 2004, compared with a US$2.8 billion balance of payments surplus for the corresponding period in 2003.

Preliminary trade figures for May 2004 indicate that Brazil registered an accumulated trade surplus of approximately US$11.2 billion versus an accumulated trade surplus of approximately US$8.0 billion for the corresponding period in 2003. Exports for the first five months of 2004 totaled US$34.0 billion, which was the highest registered for the first five months of any year, and a 25.3% increase over the corresponding period in 2003. Imports for the first five months of 2004 totaled US$22.7 billion, a 19.1% increase from the US$19.1 billion recorded in the corresponding period in 2003. The increase in imports during this period is attributable largely to an improvement in the Brazilian economy, increases in the price of oil in the world markets and an acceleration of purchases in anticipation of the imposition of the contribution for the financing of social security (COFINS), which became applicable to imports on May 1, 2004.

Brazil’s international reserves (which include gold and foreign exchange holdings) stood at US$37.8 billion on December 31, 2002, US$49.3 billion on December 31, 2003 and US$50.5 billion on May 31, 2004.

During 2003, the National Treasury was permitted to purchase U.S. dollars in the foreign currency markets in Brazil. The U.S. dollars so purchased were used to make payments in respect of Brazil’s external debt. Although the proceeds were reserved for external debt payments, these purchases had the effect of keeping Brazil’s international reserves at levels higher than they would otherwise have been, because they replaced withdrawals that would otherwise have been made. To promote transparency in the Republic’s accounts, the Minister of Finance and the President of the Central Bank agreed in January 2004 to have the National Treasury purchase from the Central Bank all foreign currency that Brazil needed to make payments in respect of its external debt. The Central Bank may either provide the National Treasury with foreign currency from Brazil’s international reserves or purchase such foreign currency in the foreign currency markets in Brazil.

Gross Domestic Product

Brazil’s GDP growth was flat during 2003, falling 0.2% relative to 2002. Growth in the agricultural sector rose 5.0% during 2003, while the industrial and services sectors declined 1.0% and 0.1%, respectively. The construction industry experienced the largest decline, falling 8.6% in 2003, followed by sales, which dropped 2.6% during the same period.

Brazil’s GDP grew 1.6% during the first quarter of 2004 relative to the immediately preceding quarter, continuing a period of economic growth that began during the third quarter of 2003. The agricultural and industrial sectors were largely responsible for the improved performance, growing 3.3% and 1.7%, respectively, during the first three months of 2004 relative to the immediately preceding quarter. The services sector also grew (by 0.4%) relative to the fourth quarter of 2003. When measured against the same period in the previous year, the growth during the first quarter of 2004 was 2.7%. Production in the agricultural, industrial and services sector rose 6.4%, 2.9% and 1.2%, respectively, during the first quarter of 2004 relative to the same period during the preceding year.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001, 12.5% in 2002, 9.3% in 2003 and 5.2% for the twelve months ended May 31, 2004.

The inflation rate (as measured by GPI-DS) rose 10.4% in 2001, 26.4% in 2002, 7.7% in 2003 and 8.0% for the twelve months ended May 31, 2004.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002, R$2.8892 to US$1.00 on December 31, 2003 and R$3.1388 to US$1.00 on June 18, 2004.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas was 13.1% in April 2004, compared with 12.4% in April 2003.

On April 29, 2004, President da Silva issued Provisional Measure No. 182, which raised the minimum monthly salary by 8.3% from R$240 to R$260 effective May 1, 2004. However, on June 17, 2004, the Brazilian Senate rejected the Government’s proposed increase and voted instead to raise the minimum monthly salary to R$275. When the Chamber of Deputies convenes to consider the Senate-approved bill, the Government intends to urge the Chamber of Deputies to restore the originally proposed increase to R$260.

Electricity Sector

The Government and the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) announced on September 16, 2003 a Capitalization Support Program for Electricity Distribution Companies. This program, which replaces previously announced lending programs for electricity distributors, envisages BNDES support, initially set at up to R$3 billion, in the period up to December 31, 2004, for electricity distributors. Under the program, the BNDES support is to be made available on a case-by-case basis to companies

•	that secure an extension of the maturity of between 30% and 50% of their short-term debt to private creditors for a weighted average of three years or more;

•	whose controlling shareholders commit to convert their outstanding loans into equity; and

•	that commit to meet BOVESPA Level 2 corporate governance or Novo Mercado listing criteria within 42 months of their agreement to participate in the program.

The program provides for, among other things, support in the form of 10-year convertible debentures to be purchased by BNDES in an amount equal to the short-term debt rolled over. In addition, BNDES is to convert one-third of its new debenture holdings into equity if the electricity distributor meets its obligations with respect to BOVESPA listing within 36 months following the issuance of such debentures and if the weighted average trading price of the distributor’s shares during the 90 trading days following that listing is higher than the conversion price in the debentures.

On December 29, 2003, BNDES announced an agreement for the restructuring of approximately US$1.2 billion owed by AES Corporation to BNDES. Under the terms of the accord, BNDES and AES will form a new holding company, Brasiliana Energia S.A., that will have three subsidiaries: AES Eletropaulo, AES Uruguaiana and AES Tietê. AES is to contribute the shares of the three subsidiaries to the new holding company, and BNDES is to exchange US$690 million of the debt for shares of the holding company. AES and its subsidiaries are also to contribute US$90 million in connection with the restructuring. AES is to repay the remaining US$510 million over a period of eleven years. BNDES will hold slightly less than half of the common (voting) shares and all of the preferred (nonvoting) shares of the holding company, while AES is to hold the remaining common shares. After giving effect to the restructuring, BNDES is to have 53.85% of the total capital of Brasiliana Energia S.A., while AES is to hold the remaining 46.15%. Another utility, AES Sul, will be contributed to the holding company when the restructuring is completed. AES incurred the original US$1.2 billion debt in connection with the privatization of AES Eletropaulo (formerly known as Eletropaulo Metropolitana). The restructuring is subject to the approval of the National Energy Agency (Agência Nacional de Energia, or ANEEL) and the Central Bank.

The amounts restructured under the December 29, 2003 agreement between AES and BNDES did not include a loan by BNDES to a consortium that owns Southern Electric Brazil, a company that in 1997 acquired a 33.0% interest in Companhia Energética de Minas Gerais (Cemig). The consortium consists of two U.S. companies, AES and Mirant Corporation, and a fund managed by Brazilian Banco Opportunity. The loan, for approximately R$2 billion, is currently in default.

On December 12, 2003, President da Silva issued Provisional Measures No. 144 and 145, which alter the regulatory framework for Brazil’s electricity sector. Provisional Measure No. 144 (which, following its approval by the Chamber of Deputies on March 11, 2004, became Law No. 10,848 dated March 15, 2004) establishes two markets for electricity purchases—a regulated market and a second, free market. It also creates a new Electricity Trade Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) to replace the wholesale energy market administrator (Mercado Atacadista de Energia, or MAE). Finally, Provisional Measure No. 144 changes the electricity system operator agency (Operador Nacional do Sistema Elétrico, or ONS) from one dominated by industry representatives whose decisions could be vetoed by the Government to an agency composed of five directors, three of whom are to be designated by the Government and two by industry representatives. Additional legislation will be drafted to regulate the functioning of the regulatory scheme under Provisional Measure No. 144.

Provisional Measure No. 145 (which, following its approval by the Chamber of Deputies on March 11, 2004, became Law No. 10,847 dated March 15, 2004) establishes an Energy Research Company (Empresa de Pesquisa Energética, or EPE), which will be responsible for research studies on the energy sector (including oil, gas and electricity). The EPE is to prepare a list of proposed generation projects for the Mines and Energy Minister’s consideration. The EPE will also be authorized to obtain preliminary environmental licenses (licença prévia) for transfer to successful bidders in competitive bidding procedures for electricity generation projects and transmission lines, thereby making such projects more attractive to potential bidders.

Foreign Investment

Net foreign direct investment inflows totaled US$10.1 billion in 2003, a 38.9% decline from the US$16.6 billion registered in 2002.

During the first four months of 2004, net foreign direct investment totaled approximately US$3.1 billion, compared with approximately US$2.8 billion of such investment registered during the same period in 2003.

Privatization Program

On February 10, 2004, Banco Bradesco S.A. acquired a controlling interest in Banco do Estado do Maranhão (BEM), the State bank of Maranhão, in a public auction conducted by the Central Bank. Banco Bradesco offered R$78 million for BEM, a slight premium over the R$77.2 million minimum price in the auction. The sale was the first privatization under President da Silva’s administration.

Financial System

On several occasions in 2002, the Central Bank changed the reserve requirements of the financial system to control liquidity in the overnight market. During 2003, the Central Bank continued to adjust its reserve requirements, raising its reserve requirement for demand deposits to 60% from 45% on February 19, 2003 and reducing it again to 45% on August 8, 2003.

During the last few years, the banking industry in Brazil has undergone consolidation. Facing intense competition, Brazilian affiliates of certain foreign institutions were acquired or merged with Brazilian banks, including the Brazilian affiliates of BBVA (a Spanish bank acquired by Banco Bradesco), Fiat (an Italian bank purchased by Banco Itaú), Caixa Geral de Depositos (a Portuguese bank acquired by Unibanco) and Banco Nacional de Lavoro (an Italian bank purchased by Unibanco). In the case of the BBVA, Caixa Geral de Depósitos and BNL acquisitions, the consideration consisted of the acquirer’s stock. Other banks, such as the Brazilian affiliates of Lloyds Bank and Sudameris were acquired by other foreign institutions (HSBC and ABN-Amro, respectively).

Monetary Policy

Citing improved economic conditions, the Central Bank initially lowered its Over/Selic target to 18% from 18.5% on July 17, 2002. As the inflation rate increased, however, the Central Bank raised its Over/Selic target to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. At its March 19, 2003 meeting, the Central Bank maintained its 26.5% target but adopted an upward bias in light of external uncertainties due to the conflict in Iraq. Noting that the inflation rate had stabilized and was likely to fall within its inflation target of 5.5% for 2004 and 4.5% for 2005 (with tolerance intervals of plus or minus 2.5%), the Central Bank reduced its Over/Selic rate target to 26% on June 18, 2003, 24.5% on July 23, 2003, 22% on August 20, 2003, 20% on September 17, 2003, 19% on October 22, 2003, 17.5% on November 19, 2003, 16.5% on December 17, 2003, 16.25% on March 17, 2004 and 16% on April 14, 2004.

Public Finance

In 2003, the consolidated public sector primary surplus totaled R$66.2 billion, or 4.3% of GDP, which exceeded the Government’s target of 4.25% of GDP. The 2003 consolidated public sector primary surplus also exceeded that recorded in 2002, which totaled R$52.4 billion, or 3.9% of GDP. The consolidated public sector nominal deficit totaled R$79.0 billion (5.2% of GDP) in 2003, compared with the R$61.6 billion (4.6% of GDP) consolidated public sector nominal deficit recorded in 2002.

The following table sets forth revenues and expenditures of the Government in 2002 and 2003 and as projected in the 2004 budget.

Primary Balance of the Central Government and 2004 Budget(1)

	Year Ended December 31				2004 Budget
	2002		2003
	(in billions of reais)
1—Total Revenues	R$	321.9	R$	357.9	R$	413.5
1.1—Treasury revenue		250.9		277.2		320.9
1.1.1—Administrative revenue		259.5		289.7		285.7
1.1.2—Refunds		(8.4)		(12.4)		0
1.1.3—Direct taxes		0		0		0
1.1.4—Other revenues		0		0		35.5
1.1.5—Fiscal incentives		(0.2)		(0.2)		(0.3)
1.2—Social security receipts		71.0		80.7		92.6
2—Total Expenditures		289.4		318.0		371.6
2.1—Treasury expenditures(4)		201.4		210.9		249.4
2.1.1—Transfers to States and municipalities		56.1		60.2		64.3
2.1.2—Expenditures of the Federal Administration(5)		143.0		145.0		n.a
2.1.3—Subsidies and subventions		2.3		5.7		n.a
2.2—Social security benefits		88.0		107.1		122.2
3—Primary Balance(2)		31.7		39.9		41.9
3.1—Federal Government result (1-2)		32.5		39.8		41.9
3.1.1—National Treasury (1.1-2.1)		49.5		66.3		71.5
3.1.2—Social security (1.2-2.2)		(17.0)		(26.4)		(29.6)
3.2—Central Bank result		(0.8)		(0.2)		n.a
4—Financing Requirement(3)		(31.9)		(38.7)		n.a
5—Errors and Omissions(3)		0.2		(1.0)		n.a

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank.
(2)	Above the line. Surplus/(deficit).
(3)	(Surplus)/deficit below the line.
(4)	Calculated as the sum of transfers to States and municipalities, personnel costs and other expenditures.
(5)	Calculated as the sum of personnel costs and other expenditures, minus subsidies and subventions.

Source: Ministry of Finance/National Treasury Secretariat and Central Bank

The principal assumptions underlying the 2004 budget estimates are set forth below.

Principal 2004 Budget Assumptions

	Year Ended December 31, 2004
Gross Domestic Product
Nominal GDP (billions of reais)	R$	1,731.0
Real GDP Growth		3.5%
Inflation
Domestic Inflation (IPCA)		5.5%

Source: SEPLAN/Federal Budget Secretariat (SOF)

As of April 30, 2004, Brazil’s accumulated consolidated public sector primary surplus was R$32.4 billion (6.4% of GDP), compared with R$32.7 billion accumulated consolidated public sector primary surplus for the corresponding period in 2003. The accumulated consolidated public sector nominal deficit was R$8.8 billion as of April 30, 2004 (1.7% of GDP), compared with the R$18.6 billion accumulated consolidated public sector nominal deficit for the corresponding period in 2003.

On December 23, 2003, Brazil’s Congress approved the Government’s budget for 2004 in a joint session of the Chamber of Deputies and the Senate. The budget is based on the Government’s primary surplus target of 4.25% for 2004 and forecasts revenues of R$413.5 billion for 2004. The budget assumes an inflation rate of 5.5% and a real interest rate of 8.1% per annum.

In connection with salary negotiations with unions for public sector employees, the Government agreed to wage increases of up to 30% for an estimated 900,000 out of the 1.2 million federal civil servants. To address the increased spending on personnel, the Government intends to raise by R$400 million the R$1.5 billion already allocated for civil servants’ wage adjustments and reduce spending on other items.

Public Debt

Brazil’s net public sector debt stood at R$913.1 billion (or 58.7% of GDP) on December 31, 2003, up from R$881.1 billion (or 55.5% of GDP) on December 31, 2002. Brazil’s consolidated net public sector external debt stood at R$186.5 billion on December 31, 2003.

On April 30, 2004, Brazil’s net public sector debt stood at R$926.4 billion (or 56.6% of GDP). On April 30, 2004, Brazil’s consolidated net public sector external debt was R$166.4 billion.

On April 30, 2004, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$125.2 billion (16.3% of all federal debt securities), a reduction from the approximately R$230.6 billion (37.0% of all federal debt securities) of such securities on December 31, 2002. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$288.0 billion (46.2% of all federal debt securities) on December 31, 2002 to R$400.9 billion (52.2% of all federal debt securities) on April 30, 2004, while fixed rate federal debt securities increased from R$13.7 billion (2.2% of all federal debt securities) on December 31, 2002 to R$121.3 billion (15.8% of all federal debt securities) on April 30, 2004.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In April 2004, the average tenor of Brazil’s domestic debt securities was 29.7 months, a reduction from the average tenor of 33.2 months in December 2002 and from the average tenor of 29.9 months in December 2000. Of the R$314.8 billion in domestic debt securities outstanding on April 30, 2004, 41.0% were scheduled to mature during the following twelve months.

Since the filing of its annual report for 2002 on Form 18-K on August 22, 2003, Brazil has completed the following issuances of external debt:

•	an offering of US$750 million aggregate principal amount of its 10% U.S. Dollar-Denominated Global Bonds due 2011 on September 18, 2003, which global bonds were consolidated to form a single series with the US$500 million aggregate principal amount of such global bonds issued on August 7, 2003;

•	an offering of US$1.5 billion aggregate principal amount of its 9.25% Global Bonds due October 22, 2010 issued on October 22, 2003; and

•	an offering of US$1.5 billion aggregate principal amount of its 8.25% Global Bonds due 2034 issued on January 20, 2004.

Brazil amended its fiscal agency agreement with JPMorgan Chase Bank as of March 30, 2004 to provide for the issuance in the future of global bonds that permit Brazil to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding bonds.

Brazil has signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, US$750,000,000 aggregate principal amount of its Floating Rate Notes due 2009. The settlement is expected to occur on June 28, 2004.